SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
        RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                        Commission File Number: 000-49650

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 7 - 2007 - Announcement regarding Summary of Ordinary Annual General Meeting - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on April 17, 2007.

                                                                       Exhibit 1

ANNOUNCEMENT NO. 7 - 2007

                                                                  April 17, 2007


     Annual General Meeting in A/S Dampskibsselskabet TORM 17 April 2006


     At the Annual General Meeting the following took place:

          o    Annual Report 2006 was approved.

          o A dividend of DKK 11.5 per DKK 10 share (150%) as recommended by the Board of Directors was approved.

          o Information on the share-buy-back-programme of DKK 2 billion (USD 364 million), which is planned to be started in the second quarter of 2007.

          o    The Board members recommended

               N. E. Nielsen
               Christian Frigast
               Ditlev Engel
               Gabriel Panayotides

               were re-elected.

          o    Deloitte Statsautoriseret Revisionsaktieselskab was re-elected.

          o Authorization to change the denomination of the Company's shares from DKK 10.00 to DKK 5.00 was given.

          o Authorization to increase the share capital with up to DKK 182,000,000 corresponding to 50% was renewed until 1 April 2012.

          o The appointment of VP Investor Services A/S as keeper of the Company's Register of Shareholders was given.

          o    Authorization to purchase the Company's own shares was renewed.

     The expectations for the 2007 result before tax of USD 780-800 million (DKK 4.3-4.4 billion) were maintained. In addition comes any gains or losses from sale of vessels.

     At the Board of Directors meeting immediately following the Annual General Meeting, the Board of Directors then elected Mr. N. E. Nielsen as Chairman and Mr. Christian Frigast as Deputy Chairman.

     Accordingly, the Board of Directors is made up of the following persons:

               N. E. Nielsen (Chairman)
               Christian Frigast (Deputy Chairman)
               Ditlev Engel
               Gabriel Panayotides
               Nicos Zouvelos
               Peter Abildgaard (elected by the employees)
               Lennart Arnold Johan Arrias (elected by the employees) Margrethe Bligaard (elected by the employees).

Contact        N. E. Nielsen, Chairman, tel.: +45 72 27 00 00.

About TORM     TORM is one of the World's leading carriers of refined oil products and has significant activi-ties in the bulk market. The
               Company operates close to 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

               TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 A/S STEAMSHIP COMPANY TORM
                                                 (registrant)




Dated: April 17, 2007
                                                 By: /s/ Klaus Kjaerulff
                                                     ---------------------------
                                                     Klaus Kjaerulff
                                                     Chief Executive Officer






SK 03810 0001 765771